EXHIBIT 99.3

RESOURCE BANKSHARES CORPORATION

3720 Virginia Beach Boulevard

Virginia Beach, VA 23452

(757) 463-2265

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

To Be Held on February 26, 2004

To the shareholders of Resource Bankshares Corporation:

We will hold a special meeting of shareholders of Resource Bankshares Corporation at 9:30 a.m., local time, on Thursday, February 26, 2004, at the Courtyard Marriott, 3737 Atlantic Avenue, Virginia Beach, Virginia 23451, for the following purposes:

1. to consider and vote upon a proposal to approve and adopt an agreement and plan of merger, dated August 25, 2003, as amended, between Resource Bankshares Corporation and Fulton Financial Corporation, pursuant to which, among other things, upon consummation of the merger, each outstanding share of Resource common stock (other than certain shares held by Resource or Fulton) immediately prior to the merger will be converted into 1.4667 shares (subject to adjustment) of Fulton common stock, plus cash in lieu of any fractional share interest;

2. to adjourn the special meeting to a later date if necessary in order to solicit additional proxies; and

3. to transact such other business as may properly come before the special meeting or any adjournment or postponement of the special meeting.

We have fixed the close of business on January 16, 2004 as the record date for the determination of shareholders entitled to notice of and to vote at the special meeting. Only holders of Resource common stock of record at the close of business on that date will be entitled to notice of and to vote at the special meeting or any adjournment or postponement of the special meeting. The affirmative vote of at least a majority of the outstanding shares of Resource common stock is necessary to approve and adopt the merger agreement.

Our board of directors has determined that the merger agreement is fair to and in the best interests of Resource’s shareholders and unanimously recommends that shareholders vote “FOR” approval and adoption of the merger agreement and “FOR” each other proposal.

By Order of the Board of Directors

/s/ DEBRA C. DYCKMAN

Debra C. Dyckman, Secretary Virginia Beach, Virginia

January 20, 2004

IMPORTANT

Your vote is important regardless of the number of shares you own. A failure to vote your shares will effectively act as a vote against the merger. Whether or not you expect to attend the special meeting, please sign, date and promptly return the accompanying proxy card using the enclosed postage-prepaid envelope. If you are a record shareholder and for any reason you desire to revoke your proxy, you may do so at any time before it is voted at the special meeting.